Filed by Public Service Enterprise Group Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company:

Public Service Enterprise Group Incorporated

(Commission File No. 001-09120)

A series of Q&As concerning the proposed merger

May 24, 2005

PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees' questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion. We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com.

Q. I have heard that the merged company will be keeping the “sunburst” (i.e., orange sun) symbol that PSE&G currently uses, but will be changing it to green?

A. Changing the sunburst to green and using it at all of the Exelon companies is one of several ideas that may be considered. Leaving the logo “as is” in New Jersey, where it has some brand awareness is another option. At this time, no decision about the logo has been made.

Q. The BPU decided that NJ Clean Energy Incentive Programs, including NJ Smart Start Buildings, are competitive services -- and, therefore, regulated utilities will no longer be permitted to provide program management/administration for these programs. Will the merger change that position in any way?

A. The BPU is unlikely to change its position on program management/administration of the NJ Clean Energy Programs as a result of the merger.

Q. What will the growth strategy (2006 and beyond) be for Exelon E&G after the merger is completed, assets are sold off, and employees are reduced?

A. As the finest electricity and gas company in the U.S., Exelon Electric & Gas will have a strong balance sheet and cash flow. This will give the company the ability to invest in the operations of the business, make acquisitions, buy back stock, or examine other options. Exelon’s leaders have indicated that they expect that our merger integration will take some time to complete, and that they want to make sure the company is functioning well before any other major acquisitions are undertaken.

Q. I am an engineering technician in electric delivery. Looking at PECO and ComEd, their engineering departments are quite different than PSE&G's structure and job responsibility. Have there been any preliminary thoughts as to how the engineering department in electric delivery will be structured and/or changed to "fit the mold" of the other two Exelon companies?

(Editors note: There were several other questions on what decisions had been made about specific areas of the companies. The following answer applies to all of those questions. We will not be responding to specific rumors in the Merger Q&A about local areas unless decisions already have been made and communicated.)

A. At this point, the integration teams are completing the analysis stage of the integration effort. As part of this work, the teams have been evaluating how the two companies do things, how we do things differently, and what are the benefits and disadvantages to the way things currently are done. They also are looking at best practices outside of both companies, as one of the guiding principles of the integration effort is to seek best practices. In general, the integration team is not yet at the organizational design stage - when decisions like this will be made. In the design phase, the teams will look at the options for creating the new company. There are bound to be rumors about what is being considered or discussed. We will communicate with employees when final organizations – or key interim decisions – are made.

Q. In a recent corporate communication announcement, the following statement was made: “As it does today in both Exelon and PSEG, the shared services organization would continue to provide HR, legal, IT, corporate finance, communications and other support.” Can you please clarify which “shared services organization” this refers to? Does Exelon also have a company similar to “PSEG Services” and is this the entity that is being referred to for providing support?

A. Exelon has a shared services organization similar to, though not exactly the same as, PSEG Services Corporation. The shared services organization referred to above is the new shared services organization of Exelon Electric & Gas.

Q. During the past couple of weeks, it has been noticed that a lot of people on the board – not only those who work for PS, but those who sit on the board – have been dumping large shares of stock. If the executives are selling their stock, should I – as an individual investor – be selling now, as well? Do executives know something that the general investor does not?

A. Whether an investor should buy or sell our stock is dependent on the individual situation that an individual investor faces. Each investor must make that decision based on his or her own situation – as do our executives. PSEG discloses all material information in its regular filings with the SEC. Executives who have knowledge of material information that has not been filed or widely released are restricted in their selling of PSEG stock.

Q. Is it true that the decision to use Peoplesoft instead of SAP in the new company is being reopened?

A. As the work of the integration teams has continued, several factors that were not fully considered in the initial analysis of the two computer systems have come to light. Aware of the importance of this decision, the IT integration group is taking another look to make sure its initial decision makes sense in light of new information and will engage a third party to assist in the review. It remains the goal of the integration process to make decisions that will be in the best interest of the new combined company.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated's and Exelon Corporation's management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated's and Exelon Corporation's results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2005, of Public Service Enterprise Group Incorporated and Exelon Corporation, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated's and Exelon Corporation's directors and executive officers is available in preliminary joint proxy statement/prospectus contained in the above referenced registration statement. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.